Exhibit 99.1

REPORT ON VOTING RESULTS
Annual and Special Meeting of Shareholders
April 24, 2008

National Instrument 51-102 — Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation”) was held on April 24, 2008 in New York, New York, U.S.A. At this meeting, there were 211 shareholders represented in person or by proxy holding 342,045,548 Common shares, representing 87% of the 393,232,854 issued and outstanding Common shares and 22 shareholders represented in person or by proxy holding 13,838,606 Class A Redeemable Voting Preferred shares, representing 97% of the 14,201,980 issued and outstanding Class A Redeemable Voting Preferred shares.
The following is a summary of the votes cast by the Common and Class A Redeemable Voting Preferred shareholders represented at this meeting.
Special Resolution Authorizing an amendment to the Articles to
Decrease the Number of Directors from 13 to 12
The special resolution authorizing an amendment to the Corporation’s Articles to decrease the number of directors from 13 to 12 was approved by at least two-thirds of the votes cast by the holders of the Common shares and at least two-thirds of the votes cast by the holders of the Class A Redeemable Voting Preferred shares who voted in respect of the special resolution present or represented by proxy at the meeting and such votes were greater than the product of 13 and the number of votes cast against the special resolution as follows:

			% of Votes	Votes
Class	Outcome	Votes For	Cast by Proxy	Against

Class A Redeemable Voting Preferred	Carried	13,833,796	100.00	Nil

Common	Carried	337,550,569	99.59	1,375,553

Ordinary Resolution Authorizing an Amendment to the Share Option Plan
The ordinary resolution authorizing an amendment to the Share Option Plan of the Corporation to increase the number of shares authorized for issuance as set out in the Management Proxy Circular was approved by a majority of the votes cast by the holders of the Common shares and Class A Redeemable Voting Preferred shares present or represented by proxy at the meeting. Management received proxies to vote on this ordinary resolution as follows:

			% of Votes	Votes
Class	Outcome	Votes For	Cast by Proxy	Against

Class A Redeemable Voting Preferred	Carried	13,826,371	99.95	7,425

Common	Carried	313,403,887	92.47	25,522,235

Election of Directors
All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of directors as follows:

		% of Votes	Votes
Class	Votes For	Cast by Proxy	Withheld

Class A Redeemable Voting Preferred	13,833,607	100.00	Nil
Common	341,387,311	100.00	486,294

With respect to the election of directors, the Corporation’s Articles state that each Class A Redeemable Voting Preferred shareholder and each Common shareholder who is entitled to vote for directors has one vote per share held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate, or distribute them among the candidates in the manner he or she sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have divided his or her votes equally among the candidates for whom he or she voted.
The allocation of the votes among the elected directors was as follows:

			% of Votes	Votes
Class	Director	Votes For	Cast by Proxy	Withheld

Class A Redeemable Voting Preferred	Gordon E. Arnell	13,833,607	100.00	Nil
	William T. Cahill	13,832,887	99.99	720
	Richard B. Clark	13,832,887	99.99	720
	Jack L. Cockwell	13,833,607	100.00	Nil
	J. Bruce Flatt	13,833,607	100.00	Nil
	Roderick D. Fraser	13,833,607	100.00	Nil
	Paul D. McFarlane	13,833,567	100.00	40
	Allan S. Olson	13,833,567	100.00	40
	Linda D. Rabbitt	13,831,947	99.99	1,660
	Robert L. Stelzl	13,832,847	99.99	760
	Diana L. Taylor	13,831,947	99.99	1,660
	John E. Zuccotti	13,832,847	99.99	760

Common	Gordon E. Arnell	333,945,364	97.68	7,928,241
	William T. Cahill	341,143,442	99.79	730,163
	Richard B. Clark	340,615,016	99.63	1,258,589
	Jack L. Cockwell	340,394,119	99.57	1,479,486
	J. Bruce Flatt	338,564,715	99.03	3,308,890
	Roderick D. Fraser	341,138,006	99.78	735,599
	Paul D. McFarlane	341,168,643	99.79	704,962
	Allan S. Olson	340,225,489	99.52	1,648,116
	Linda D. Rabbitt	341,109,337	99.78	764,268
	Robert L. Stelzl	341,141,259	99.79	732,346
	Diana L. Taylor	341,118,717	99.78	754,888
	John E. Zuccotti	333,970,365	97.69	7,903,240

Appointment of Auditors
The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of both the Class A Redeemable Voting Preferred and Common shareholders. Management received proxies to vote on this resolution as follows:

			% of Votes	Votes
Class	Outcome	Votes For	Cast by Proxy	Withheld

Class A Redeemable Voting Preferred	Carried	13,834,057	100.00	Nil
Common	Carried	341,221,420	100.00	652,185

There were no other matters coming before the meeting that required a vote by either the Class A Redeemable Voting Preferred or Common shareholders.

Date: May 8, 2008.	BROOKFIELD PROPERTIES CORPORATION
/s/ "Brett M. Fox"
Brett M. Fox
Corporate Counsel and Secretary